

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/GS/CPP/100/05

BY AIRMAIL

22nd April, 2005



SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C.
185
SECTION



05007813

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

5/13

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 22nd April, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Results of the Special General Meeting in respect of Continuing Connected Transactions
   Date : April 21, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Press Announcement relating to Results of the Special General Meeting in respect of Proposed Capital Reorganisation and Proposed Issue of Subscription Shares with Warrants of the Company
   Date : April 21, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 21ST APRIL, 2005

CONTINUING CONNECTED TRANSACTIONS

The Directors are pleased to announce that all the resolutions approving the Continuing Connected Transactions and the related caps were duly passed by way of poll by the Independent Shareholders at the Special General Meeting held on 21st April, 2005.

Reference is made to the circular of C.P. Pokphand Co. Ltd. (the "Company") dated 29th March, 2005 (the "Circular") regarding the Continuing Connected Transactions. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that all the resolutions approving the Continuing Connected Transactions and the related caps were duly passed by way of poll by the Independent Shareholders at the Special General Meeting. The Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer of the vote-taking at the Special General Meeting.

Details of the poll results in respect of the resolutions proposed at the Special General Meeting were as follows:

Resolutions proposed at the Special General Meeting	FOR	AGAINST	Total number of votes
	Votes (%)	Votes (%)	
Resolution no. 1 to approve the Ningbo Oil Edible Oil Supply (1) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 2 to approve the Ningbo Oil Edible Oil Supply (2) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 3 to approve the Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 4 to approve the Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 5 to approve the Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 6 to approve the Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 7 to approve the Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 8 to approve the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 9 to approve the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 10 to approve the Shanghai Lotus Edible Oil Purchase Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 11 to approve the Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 12 to approve the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872
Resolution no. 13 to approve the Shanghai Lotus Duck and Processed Meat Purchase Agreement and the related caps	153,008,872 (74.02%)	53,710,000 (25.98%)	206,718,872

As at the date of the Special General Meeting, the number of issued shares of the Company was 2,158,480,786 Shares. As referred to in the Circular, the Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd.) who were interested in a total of 1,067,506,584 Shares, representing approximately 49.46 % of the issued share capital of the Company, were required to abstain from voting on all resolutions proposed at the Special General Meeting and have abstained from voting on such resolutions at the Special General Meeting. As a result, only the Independent Shareholders holding a total of 1,090,974,202 Shares were entitled to attend and vote for or against the resolutions proposed at the Special General Meeting. They were no Shares entitling the holders to attend and vote only against the resolutions at the Special General Meeting.

As at the date of this announcement, the Directors comprise nine executive Directors, namely Mr Jaran Chiaravanont, Mr Montri Jiaravanont, Mr Dhanin Chearavanont, Mr Sumet Jiaravanon, Mr Prasert Poongkumarn, Mr Min Tieanworn, Mr Thirayut Phitya-Isarakul, Mr Thanakorn Seriburi and Mr Veeravat Kanchanadul, and two independent non-executive Directors, namely Mr Budiman Elkana and Mr Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 21st April, 2005



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 21ST APRIL, 2005

(1) PROPOSED CAPITAL REORGANISATION, (2) CONNECTED TRANSACTION AND SPECIAL MANDATE: PROPOSED ISSUE OF THE SUBSCRIPTION SHARES (WITH WARRANTS) OF C.P. POKPHAND CO. LTD., (3) APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER, (4) AMENDMENTS TO THE BYE-LAWS AND (5) GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

The Board is pleased to announce that all the resolutions approving the Capital Reorganisation, the Subscription Agreement, the Whitewash Waiver, the amendments to the Bye-laws, the Share Issue Mandate and the Repurchase Mandate were duly passed at the Special General Meeting held on 21st April, 2005.

Reference is made to the circular of the Company dated 29th March, 2005 (the "Circular") in relation to, among other things, the Capital Reorganisation, the Subscription Agreement, the Whitewash Waiver, the amendments to the Bye-laws, the Share Issue Mandate and the Repurchase Mandate. Capitalised terms used in this announcement shall have the same meanings as those defined in the Circular unless defined otherwise.

The Board is pleased to announce that all the resolutions approving the Capital Reorganisation, the Subscription Agreement, the Whitewash Waiver, the amendments to the Bye-laws, the Share Issue Mandate and the Repurchase Mandate were duly passed by way of poll by the Shareholders or the Independent Shareholders (as the case may be) at the Special General Meeting. The Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer of the vote-taking at the Special General Meeting.

Details of the poll results in respect of the resolutions proposed at the Special General Meeting were as follows:

	SPECIAL RESOLUTION	For	Against	Total number
		Votes (%)	Votes (%)	of votes
1.	To approve the Capital Reorganisation and the relevant amendments to the Bye-laws of the Company	1,133,337,606 (95.47%)	53,720,000 (4.53%)	1,187,057,606
	ORDINARY RESOLUTIONS			
2.	To approve the subscription agreement between the Company and Worth Access Trading Limited, the allotment and issue of the subscription shares and the warrants pursuant to the said subscription agreement and the transactions contemplated thereunder	66,674,772 (55.38%)	53,720,000 (44.62%)	120,394,772
3.	To approve the Whitewash Waiver	66,674,772 (55.38%)	53,720,000 (44.62%)	120,394,772
4.	To grant the Share Issue Mandate	66,674,772 (55.38%)	53,720,000 (44.62%)	120,394,772
5.	To grant the Repurchase Mandate	1,133,337,606 (95.47%)	53,720,000 (4.53%)	1,187,057,606

As at the date of the Special General Meeting, the number of issued shares of the Company was 2,158,480,786 Shares. As referred to in the Circular, CPI (including parties acting in concert with it) and their respective associates and those who are interested in or involved in the Subscription who were interested in a total of 1,067,506,584 Shares, representing approximately 49.46% of the issued share capital of the Company, were required to abstain from voting on resolutions nos. 2, 3 and 4 at the Special General Meeting and abstained from voting on such resolutions at the Special General Meeting. As a result, only the Independent Shareholders holding a total of 1,090,974,202 Shares were entitled to attend and vote for or against the resolutions nos. 2, 3 and 4 at the Special General Meeting. 8 Independent Shareholders holding in aggregate 120,394,772 Shares attended and voted at the Special General Meeting in person or by proxy. All the Shareholders holding a total of 2,158,480,786 Shares were entitled to attend and vote for or against the resolutions nos. 1 and 5 at the Special General Meeting. There were no Shares entitling the holders to attend and vote only against the resolutions at the Special General Meeting.

Following completion of the Subscription, the shareholding interest of Worth Access together with the parties acting in concert with it (including CPI) in the Company will be 1,798,756,584 Shares, representing 62.25% of the issued share capital of the Company immediately after completion of the Subscription (assuming no issue or repurchase of shares in the interim).

As at the date of this announcement, the Directors comprise nine executive Directors, namely Mr Jaran Chiaravanont, Mr Montri Jiaravanont, Mr Dhanin Chearavanont, Mr Sumet Jiaravanon, Mr Prasert Poongkumarn, Mr Min Tieanworn, Mr Thirayut Phitya-Isarakul, Mr Thanakorn Seriburi and Mr Veeravat Kanchanadul, and two independent non-executive Directors, namely Mr Budiman Elkana and Mr Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 21st April, 2005

The Directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.